Exhibit 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	First Quarter
(Dollars in millions)	2015	2014
Earnings before income taxes excluding noncontrolling interest	$255	$321
Add:
Interest expense	70	45
Appropriate portion of rental expense (1)	7	5
Amortization of capitalized interest	1	2
Earnings as adjusted	$333	$373

Fixed charges:
Interest expense	$70	$45
Appropriate portion of rental expense (1)	7	5
Capitalized interest	2	2
Total fixed charges	$79	$52

Ratio of earnings to fixed charges	4.2x	7.2x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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